William H. Carter Executive Vice President and Chief Financial Officer 614-225-2066 Fax 614-225-7299 bill.carter@hexion.com

December 9, 2008

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: John Cash, Branch Chief

Re:	Hexion Specialty Chemicals, Inc.

Form 10-K for the year ended December 31, 2007

Form 10-Q for the quarter ended September 30, 2008

File No. 1-71

Ladies and Gentlemen:

Set forth below are the responses of Hexion Specialty Chemicals, Inc. (the “Company” or “Hexion”) to the comment letter of the staff (the “Staff”) dated November 25, 2008 with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

In connection with the Company’s response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Form 10-K for the year ended December 31, 2007

Results of Operations by Segment, page 32

1.	We note your use of an adjusted EBITDA measure (“Segment EBITDA”) and the reconciliation of this measure to your net loss on page 36. Please demonstrate for us how your use of an adjusted measure and your disclosures are in compliance with Item 10(e) of Regulation S-K and with questions eight and nine of our response to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regards, it appears that you have adjusted for recurring charges in developing this measurement and you have not explained the material limitations of these measurements.

We respectfully advise the Staff that management uses Segment EBITDA for assessing segment performance, including management’s incentive compensation, and making decisions about allocating resources among our segments. Thus, Segment EBITDA is disclosed in Note 17 to our financial statements as the measure of profit and loss in accordance with paragraph 27 of FAS 131, Disclosures about Segments of an Enterprise and Related Information. Question 18 of the SEC response to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures confirms that segment information presented in conformity with FAS 131 is not considered a non-GAAP measure under Item 10(e) of Regulation S-K. Also Question 19 of the SEC response to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that Item 10(e) of Regulation S-K does not prohibit discussion in the MD&A of segment information determined in conformity with FAS 131 and would generally include the measures reported in the footnotes to the financial statements in accordance with FAS 131. In accordance with the requirements of Question 19, we have included in MD&A a reconciliation of Segment EBITDA to net income as well as a discussion of items not included in the determination of Segment EBITDA on page 36 of our 2007 Form 10-K.

Form 10-Q for the period ended September 30, 2008

Item 2. Management’s Discussion and Analysis, page 26

2.	We note in your 2008 Overview summary on page 27 that you have ceased production at five facilities during the second and third quarters of the current year. Please tell us what consideration you have given to the value of the assets that remain on your books and whether these actions triggered the performance of an impairment analysis for the closed facilities. Further, in future filings, please address how changes in your business such as these may cause impairment charges and the potential impact of these charges. In this regard, we note your disclosures in critical accounting policies and estimates of your Form 10-K should also be enhanced to further clarify the factors which may cause impairments and your policy for assessing these factors.

During the third and fourth quarters of 2007, management determined it was more likely than not that the asset groups at these five facilities would be sold or otherwise disposed of significantly before the end of their previously estimated useful lives. Accordingly, during the third and fourth quarters of 2007, we performed impairment analyses in accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, resulting in the recording of impairment charges at three of the facilities in 2007 of $23 million. The impairment charges for these three locations, along with other impairment charges, were disclosed in Note 2 on pages 55 and 56 of our 2007 Form 10-K. In addition, accelerated depreciation was recorded on the fixed assets at all five facilities from the time management made its determination to sell or otherwise dispose of these facilities through the cease production date. As a result, in 2008 no further impairment charges were necessary.

We note the Staff’s comment regarding addressing in future filings how changes in our business may cause impairment charges and the potential impact of these charges. We will revise our critical accounting policies and estimates in future filings to describe in more detail events that may cause impairment charges. Our draft of our revised wording would be as follows (changes to our previous disclosure are in bold type):

As events warrant, we evaluate the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. Impairment indicators include a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or in its physical condition, a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset, current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset, or a current expectation that more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges.

Item 4T. Controls and Procedures, page 39

3.	We note your disclosure regarding the restatement of previously issued financial statements. In light of this, please demonstrate to us how you have determined that your controls and procedures were effective at September 30, 2008.

While performing a key monitoring control during our financial close for the three months ended September 30, 2008, we discovered an error in our non-cash unrealized foreign exchange gains and losses on intercompany balances that resulted in a restatement of our financial statements for the three months ended March 31, 2008 and June 30, 2008. Because the operation of this key control resulted in the detection and correction of these errors, management believes that our internal controls over financial reporting were designed, in place and operating effectively at September 30, 2008 so as to prevent or detect a material misstatement. The errors solely resulted from ineffective education and misunderstanding around system enhancements implemented in the beginning of 2008 and procedures that impacted intercompany account receivables, intercompany account payables and intercompany loans. As a result of the discovery of the errors, management reviewed the intercompany relationships affected by this system enhancement to ensure proper calculation of foreign exchange gains and losses. This was an isolated incident and is not expected to recur due to subsequent retraining regarding these system enhancements. Following review and discussion of the above factors, management, under the supervision and with the participation of our Disclosure Committee, concluded that our disclosure controls and procedures were effective as of September 30, 2008.

Please do not hesitate to contact the undersigned at (614) 225-2066 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ William H. Carter
William H. Carter

cc:	Mindy Hooker

Mary Ann Jorgenson

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